Iwona Kozak Stream Communications 604-669-2826, 800-704-9649 iwona.kozak@streamcn.com	Barbara Cano Breakstone Group 646-452-2334 bcano@breakstone-group.com

Jens Christensen Appointed Chief Financial Officer of Stream Communications

WARSAW, Poland, September 13, 2006 – Stream Communications Network & Media Inc. (OTCBB: SCNWF & FSE: TPJ), the broadband cable company offering Cable TV, high-speed Internet and VoIP services in Poland, today announced the appointment of Jens Christensen as Chief Financial Officer of the company, effective immediately. Tomasz Tur, who has served as the company's Acting Chief Financial Officer, is stepping down and will assist the company in an orderly transition. Mr. Tur’s departure was due to the demands of his private enterprise.

Jan Rynkiewicz, CEO of Stream, said, "The Board, has voted unanimously to name Jens as CFO. Jens’s past positions have given him significant experience developing and leading changes on both a strategic and operational level, as well as managing re-organizations and reducing operational costs. " Mr. Rynkiewicz continued, "Jens and I share the same vision of what this company can achieve and I am extremely pleased to have him as a partner. His experience in mergers and acquisitions and his knowledge of Polish media through his work with Central European Media Enterprise Poland will prove a tremendous asset as we execute on our growth strategy."

Mr. Christensen comes to Stream from his last position as Finance Director and Board Member at Lafarge Gypsum Poland.  Prior to his position at Lafarge, Mr. Christensen was Finance Director at AIG-CET Capital Management, a $320M million Private Equity Fund investing in Central and Eastern Europe.  Mr. Christensen is a member of the Association of Certified Chartered Accountants.

Stream also announced that Vega, the Company’s Polish subsidiary, has received a USD 160,000 loan at an interest rate of 9.62%, due December 31, 2010. Earlier, Vega opened a bank credit facility of $344,000, secured by its accounts receivable, with an annual interest rate of 9.62% due December 31, 2010.

These funds will be spent to modernize Stream’s existing networks in Czestochowa to offer Internet, Telephony (Triple Play) in that city.

About Stream Communications

Stream is a cable broadband company that offers Cable TV, high-speed Internet and VoIP services in Poland.  Stream is the 7th largest Cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

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